# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Globant S.A., CIK 0001557860
CUSIP: L44385109
Title of class of securities: Common shares, nominal value $1.20 per share
Address of issuer's principal executive offices: 37A Avenue J.F. Kennedy, Luxembourg, Luxembourg (N4), L-1855
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001140361-24-030789
Filed by CIK 0000936828

## Reporting persons
- GIC Private Limited: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 2,035,045; shared voting power 400,767; sole dispositive power 2,035,045; shared dispositive power 400,767; aggregate amount beneficially owned 2,435,812 (5.64% of the class)
  Comment: Percent of class represented by amount in Row (11) is based on 43,179,556 Common Shares as of February 24, 2026, according to the Form 20-F filed by the Issuer with the Securities and Exchange Commission (the "SEC") on February 27, 2026.

## Item 1. Issuer
Name of issuer: Globant S.A.
Address of issuer's principal executive offices: 37A Avenue J.F. Kennedy, Luxembourg, Luxembourg, L-1855

## Item 2. Person Filing
Name of person filing: GIC Private Limited ("GIC")
Address of principal business office or, if none, residence:
168 Robinson Road
#37-01 Capital Tower
Singapore 068912
Citizenship: GIC Private Limited - Republic of Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
2,435,812 (1), (2)

(1) GIC is a fund manager and only has 2 clients - the Government of Singapore ("GoS") and the Monetary Authority of Singapore ("MAS"). Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS. As such, GIC has the sole power to vote and power to dispose of the 2,035,045 securities beneficially owned by it. GIC shares power to vote and dispose of 400,767 securities beneficially owned by it with MAS.

GIC is wholly-owned by the GoS and was set up with the sole purpose of managing Singapore's foreign reserves. The GoS disclaims beneficial ownership of such shares.

(2) GIC disclaims membership in a group.
Percent of class:
5.64% (3)

(3) Percent of class represented by amount in Row (11) is based on 43,179,556 Common Shares as of February 24, 2026, according to the Form 20-F filed by the Issuer with the Securities and Exchange Commission (the "SEC") on February 27, 2026.
Sole power to vote or to direct the vote: 2,035,045 (1), (2)
Shared power to vote or to direct the vote: 400,767 (1), (2)
Sole power to dispose or to direct the disposition: 2,035,045 (1), (2)
Shared power to dispose or to direct the disposition: 400,767 (1), (2)

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- GIC Private Limited: /s/ Wong Hui Ping, Wong Hui Ping, Senior Vice President (08/13/2026)
- GIC Private Limited: /s/ Lim Bee Peng, Lim Bee Peng, Senior Vice President (08/13/2026)